EXTENSION AGREEMENT

This Extension Agreement, dated as of November 3, 2021 (the "**Extension**"), is made by and among **RETO ECO-SOLUTIONS, INC.,** a company incorporated under the laws of the British Virgin Islands whose principal executive office is at c/o Beijing REIT Technology Development Co., Ltd., Building X-702, 60 Anli Road, Chaoyang District, Beijing People's Republic of China 100101 (the "**Company**"), and **YA II PN, LTD.**, an exempted company incorporated under the laws of the Cayman Islands whose registered office is at the offices of Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, George Town, Cayman Islands exempted limited partnership (the "**Investor**"). Capitalized terms used and not defined in this Extension have the respective meanings assigned to them in the Agreement.

WHEREAS, the Parties entered into a Registration Rights Agreement, dated as of July 6, 2021 (the "**Agreement**");

WHEREAS, pursuant to the Agreement, the Company filed an initial registration statement on form F-1 on July 20, 2021, and an amendment No. 1 to such F-1 on August 31, 2021 (as may be further amended or any superseding registration statement thereto, the "**Registration Statement**") for the resale of Common Shares underlying the convertible debenture held by the Investor;

WHEREAS, pursuant to Section 2(e) of the Agreement, if the Registration Statement is not declared effective on or prior to the Effectiveness Deadline (as defined in the Agreement) then the Company shall be in breach of the terms and conditions of the Agreement and such Event shall be deemed an event of default under the Convertible Debenture.

WHEREAS, the Effectiveness Deadline is November 3, 2021.

WHEREAS, the Company has requested, and the Investor has agreed, on the terms and conditions set forth in this Extension, to extend the Effectiveness Deadline on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions.Capitalized terms used and not defined in this Extension have the respective meanings assigned to them in the Agreement.

2. Extension of Deadline. The parties hereby agree to extend the Effectiveness Deadline from November 3, 2021 to December 31, 2021.

3. Consideration. As consideration for the extension provided by the Investor herein, the Company hereby agrees that it shall not, from the date hereof until 90 days after earlier of such date that (x) the Registration Statement has been declared effective by the SEC, (y) or the Common Stock underlying the Convertible Debenture may be resold pursuant to Rule 144 of the

Securities Act (a) file any other registration statement (whether on Form F-3, Form F-1, or otherwise), (b) include any shares or other securities on the Registration Statement, whether for the resale by a shareholder other than the Investor, or for a primary issuance by the Company, and (c) issue any Common Shares or other securities in any offering or transaction that is registered under the Securities Act.

4. Miscellaneous.

(a) This Extension shall inure to the benefit of and be binding upon each of the Parties and each of their respective successors and assigns.

(b) This Extension may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Extension electronically shall be effective as delivery of an original executed counterpart of this Extension.

(c) This Extension constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

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IN WITNESS WHEREOF, the Parties have executed this Extension on the date first written above.

COMPANY:
RETO ECO-SOLUTIONS, INC.

By: ______________________
Name: Hengfang Li
Title: Chief Executive Officer

INVESTOR:
YA II PN, LTD.

By: Yorkville Advisors Global, LP
Its: Investment Manager

By: Yorkville Advisors Global II, LLC
Its: General Partner

By: ______________________
Name: Matt Beckman
Title: Member